FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

Santiago (Chile), October 3rd, 2014

Mr.

Carlos Pavez Tolosa

Superintendent

Superintendency of Securities and Insurance

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir,

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region of Chile, Avenida El Golf No. 150, Floor 14, Commune of Las Condes, registered in the Chilean Securities Registry under No. 42, Chilean Tax Identification No. 93.458.000-1, duly empowered for these purposes, hereby communicates the following material information in relation to the Company, its business or its publicly offered securities, pursuant to article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendency:

1. On September 29, 2014, Law No. 20,780 was published in the Official Gazette, introducing various amendments to the current regime of income tax and other taxes. Among the main amendments is the progressive increase of the First Category Income Tax for the 2014, 2015, 2016, 2017, 2018 and following fiscal years, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively, in the event that the partially integrated system applies. Alternatively, for the 2014, 2015, 2016 and 2017 and following fiscal years, an increase of 21%, 22.5%, 24%, and 25% respectively will apply, in the event that the Company chooses to apply the attributed income system.

2. In accordance with the same Law, in the case of Arauco, the general rule is the applicability of the partially integrated system, unless a subsequent Shareholders Meeting of the Company agrees to apply the attributed income system.

3. Additionally, and as a result of the progressive increase of the First Category Income Tax for the 2014 through 2018 fiscal years, pursuant to the International Financial Reporting Standards (IFRS), the impact on the results must be recognized immediately, and therefore Arauco shall make note, as of September 30, 2014, of the effects produced by said increase to the first category income tax over the Company’s differed taxes.

4. With respect to the provisions of the above paragraphs, since at this moment no Shareholders Meeting has yet decided to apply the attributed income system and the partially integrated system should be applied, it is informed that the estimated effect of differed taxes for Arauco and its Chilean affiliates is a charge on income of approximately US$292 million.

5. In addition, taking into account the application of the partially integrated system, the charge on income resulting from the increase of net liabilities due to differed taxes would reduce the Company’s Distributable Liquid Profits for the 2014 fiscal year in approximately US$160 million, as a result of the application of adjustments to the abovementioned US$292 million pursuant to the policy on the determination of the Company’s distributable liquid profits that was approved by the Board in accordance with Circular Letter No. 1945 of 2009, issued by the Superintendence of Securities and Insurance.

6. We would like to reiterate that the abovementioned calculations have been made considering the application of the partially integrated system. If a future Shareholders Meeting decides to choose the attributed income system, then the corresponding adjustments will be made.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange, La Bolsa No. 64, Santiago

- Electronic Exchange of Chile, Huérfanos 770. Floor 14, Santiago

- Valparaiso Stock Exchange, Casilla 218-V, Valparaiso

- Bondholder Representative (Banco Santander). Bandera 140, Santiago.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)
Date: October 9, 2014	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer